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TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

March 15, 2019

VIA COURIER AND EDGAR

Re:	Change Healthcare Inc.

Registration Statement on Form S-1
Filed March 15, 2019
CIK No. 0001756497

Matthew Crispino, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission a Registration Statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of its common stock, marked to show changes from Amendment No. 3 to the Draft Registration Statement confidentially submitted on February 15, 2019 (“Amendment No. 3”). The Registration Statement has been revised in response to the Staff’s comments, to reflect that it has been filed rather than confidentially submitted and to reflect certain other changes. In addition, Change Healthcare has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

Securities and Exchange Commission	2	March 15, 2019

In addition, we are providing the following responses to your comment letter, dated March 1, 2019, regarding Amendment No. 3. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Change Healthcare. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 3 to Form S-1 Draft Registration Statement filed February 15, 2019

Summary Historical Financial and Other Data

Summary Historical Consolidated Financial Data of Change Healthcare LLC, page 19

1.

We note the adjustment for “amortization resulting from acquisition method adjustments” in the non-GAAP reconciliation on page 22. Please revise footnote (q) to more clearly explain the purpose of this adjustment, including specifically how this reconciles and relates to financial information in your GAAP income statement.

Change Healthcare has revised footnote (q) to clarify that the adjustment relates only to acquired identifiable intangible assets and advises the Staff that the total amortization disclosed on page 25 for the fiscal year ended March 31, 2018 and the period from June 17, 2016 to March 31, 2017 agrees to the amortization expense amounts disclosed on page F-57. Change Healthcare believes that this adjustment and Adjusted Net Income, when considered together with its results of operations presented in accordance with GAAP, provide meaningful information about the performance of its core operations by excluding the impact of the increase in amortization expense due to fair value adjustments made as part of the acquisition accounting for such intangible assets. Change Healthcare has revised footnote (q) on page 27 to so disclose.

Securities and Exchange Commission	3	March 15, 2019

Results of Operations for the periods ended December 31, 2018 and 2017

Solutions Revenue and Adjusted EBITDA

Network Solutions, page 125

2.

Network Solutions revenue increased $31.7 million for the nine-months ended December 31, 2018, compared with the same period in the prior year. You attribute the increase in revenue to new customers in various solutions areas, the expiration of a data solutions contract that formerly limited your ability to sell solutions, and increased transaction volume in the Joint Venture’s medical network solutions. Revise to quantify the impact from each of these items on your revenue.

In response to the Staff’s comment, Change Healthcare has revised page 127 to provide additional quantitative detail concerning the impact from the material drivers of the increase in revenue noted in the Staff’s comment.

Technology-enabled Services, page 125

3.

We note your statement that customer attrition for the nine months ended December 31, 2018 reflects the full-year impact of Fiscal 2018 attrition in the Joint Venture’s Technology-enabled Services. We also note a similar statement about full-year impact of Fiscal 2018 attrition made on page 130 of the prior amendment for the six months ended September 30, 2018. Please tell us and revise to clarify what is meant by “full-year impact of Fiscal 2018 attrition,” including how you are able to have a full-year of attrition at two different interim period ends in fiscal 2019.

Change Healthcare has revised page 127 to clarify that customer attrition for the nine months ended December 31, 2018 reflects the full current period impact of customer attrition that occurred throughout Fiscal 2018 in the Joint Venture’s Technology-enabled Services, resulting in a higher customer base for the impacted businesses in the prior year period.

Notes to the Unaudited Condensed Consolidated Financial Statements for Change Healthcare

LLC

For the nine-month period ended December 31, 2018, page F-94

4.

It is not clear why the Change Healthcare, LLC interim financial statements, Note 7—“Incentive Compensation Plans” in your DRS Amendment No. 2 was deleted in DRS Amendment No. 3. Please advise or revise.

In an effort to improve the effectiveness of its disclosure by eliminating unnecessary or duplicative disclosures in the interim financial statements, Change Healthcare advises the Staff that it removed Note 7 – “Incentive Compensation Plans” from the interim financial statements of Change Healthcare, LLC in Amendment No. 3. Change Healthcare advises

Securities and Exchange Commission	4	March 15, 2019

the Staff that this footnote is not a disclosure from the annual financial statements that is required to be repeated under Regulation S-X Section 210.10-01(a)(5). In considering whether the elimination of this footnote would enhance the effectiveness of its disclosures, Change Healthcare determined that the disclosures included in the annual financial statements as of and for the year ended March 31, 2018 appropriately describe the types of its equity-based awards and that there had been no changes to the incentive compensation plans during the nine-month period ended December 31, 2018. Change Healthcare also notes that the amount of compensation expense associated with such plans is disclosed in the cash flow statement for the nine-month period ended December 31, 2018.

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Securities and Exchange Commission	5	March 15, 2019

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

cc:	Securities and Exchange Commission
Barbara C. Jacobs
Brittany Ebbert
Craig Wilson

Change Healthcare Inc.

Neil E. de Crescenzo
Fredrik Eliasson
Loretta A. Cecil

Ropes & Gray LLP

Craig E. Marcus
Tara Fisher